UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 28 February 2021)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 February 2021)	AnnouncementDirector/PDMR Shareholding (03 February 2021)
Announcement Director/PDMR Shareholding (10 February 2021)	AnnouncementPerformance measures and targets: 2020 LTIP awards (10 February 2021)
AnnouncementDirector/PDMR Shareholding (10 February 2021)	AnnouncementDirector/PDMR Shareholding (10 February 2021)

Diageo PLC – Total Voting Rights
Dated 01 February 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 January 2021 consisted of 2,561,991,204 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 222,281,028 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,339,710,176 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 February 2021

Diageo PLC – Director/PDMR Shareholding
Dated 03 February 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 2 February 2021, John O'Keeffe sold 15,000 Ordinary shares in the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

3 February 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Sale of Ordinary shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£30.07	15,000

d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-02-02
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 February 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 9 February 2021, awards under the Diageo 2014 Long Term Incentive Plan were released over American Depositary Shares.

The notifications below, which have been made in accordance with the requirement of the Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

10 February 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ivan Menezes
2.	Reason for the notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		1.	Nil	1,713
		2.	$166.11	818

d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-02-09
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	American Depositary Shares US25243Q2057
b)	Nature of the transaction	1. Release of award of American Depositary Shares under the Diageo 2014 Long Term Incentive Plan 2. Sale of shares to cover tax liabilities
c)	Price(s) and volume(s)
			Price(s)	Volume(s)
		1.	Nil	1,081
		2.	$166.11	510

d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-02-09
f)	Place of transaction	1. Outside a trading venue 2. New York Stock Exchange (XNYS)

Diageo PLC – Performance measures and targets: 2020 LTIP awards
Dated 10 February 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Performance measures and targets for 2020 Long-Term Incentive Plan awards

As disclosed in the Annual Report for the year ended 30 June 2020, and RNS 0779Y issued on 4 September 2020, awards of performance shares and share options were granted to participants on 3 September 2020, in accordance with the Rules of the Diageo 2014 Long Term Incentive Plan (DLTIP). These awards will vest on 3 September 2023, subject to the achievement of the performance conditions, as measured over the three-year period to 30 June 2023.

Due to the uncertainty created by the Covid-19 pandemic, and as noted in the Annual Report for the year ended 30 June 2020, the Remuneration Committee of the Board of Diageo plc decided to set targets for these awards after the reporting of interim results for 1 July 2020 to 31 December 2020. Accordingly, the threshold, midpoint and maximum targets for each of the performance measures disclosed in the Annual Report1 are detailed below.

This disclosure should be considered in the context of remuneration only and should not be construed as performance guidance.

2020 DLTIP Awards
Performance over the period 1 July 2020 - 30 June 2023	Weighting	Threshold	Midpoint	Maximum
Performance shares
Organic Net Sales Value growth (CAGR)	40%	4%	6%	8%
Organic Profit Before Exceptional items and Tax growth (CAGR)1	40%	4.5%	8.25%	12%
Environmental, Social and Governance (ESG)2, comprising five measures as below:	20%	-	-	-
Reduction in greenhouse gas emissions	5%	6.3%	10.3%	14.3%
Improvement in water efficiency	5%	5.8%	8.5%	11.2%
Number of people with changed attitudes on the dangers of underage drinking following participation in Diageo supported education programmes	5%	0.75m	1m	1.25m
% female leaders globally	2.5%	41%	42%	43%
% ethnically diverse leaders globally	2.5%	38%	39%	40%
Share Options
Cumulative Free Cash Flow	50%	£6,200m	£7,200m	£8,200m
Relative Total Shareholder Return	50%	9th and above	-	3rd and above
1 Due to ongoing corporate tax uncertainties, the Remuneration Committee has decided to retain the PBET measure, as detailed above, which has been in place under the long-term incentive plan since 2017. The Annual Report for the year ended 30 June 2020 disclosed a change from this measure to Earnings Per Share (EPS).
2The ESG measures and targets are consistent with the pillars of our 'Society 2030:  Spirit of Progress' plan published in November 2020.

Consistent with the approach taken in previous years, 20% of the award will vest for achieving threshold performance and 100% of the award will vest for achieving the maximum level of performance. There will be straight-line vesting between threshold and maximum for each measure, with the exception of relative total shareholder return, where the vesting schedule between threshold and maximum is stepped for each ranking compared to peers, as disclosed in the Annual Report for the year ended 30 June 2020.

James Edmunds
Deputy Company Secretary

10 February 2021

Diageo PLC – Director/PDMR Shareholding
Dated 10 February 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under arrangement with the Company
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		278	£29.80

d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-02-10
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 10 February 2021

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 10 February 2021, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

10 February 2021

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Kathryn Mikells
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£29.92	5 partnership shares
		Nil	3 matching shares

d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£29.92	4 partnership shares
		Nil	2 matching shares

d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£29.92	5 partnership shares
		Nil	2 matching shares

d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£29.92	5 partnership shares
		Nil	2 matching shares

d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Siobhán Moriarty
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£29.92	4 partnership shares
		Nil	2 matching shares

d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mairéad Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£29.92	5 partnership shares
		Nil	2 matching shares

e)	Date of transaction	2021-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Person closely associated with Mairéad Nayager
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£29.92	5 partnership shares
		Nil	2 matching shares

d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2021-02-10
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 March 2021

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary